Exhibit 99.1

Arbe Announces Third Quarter 2021 Results and Business Update

Strong Commercial Traction and Technology Leadership; Successfully Completed Business Combination in Early October

Tel Aviv, Israel, December 7, 2021- Arbe Robotics Ltd. (Nasdaq: ARBE) (“Arbe”), a global leader in next-generation 4D Imaging Radar Solutions, announced today third quarter 2021 financial results and provided a business update.

Kobi Marenko, Chief Executive Officer, said “We are excited to report a solid quarter of continued operational, technological, and strategic progress. Our successful business combination and presence on the NASDAQ market marks a significant milestone and helps to cement our leadership position ahead of what we see as an imminent, revolutionary change in the global automotive technology market. We look forward to demonstrating the value of our next-generation Imaging Radar and its importance to the future of the automotive industry. We are progressing and paving the road for the adoption of our technology and for the universal acceptance of our products.”

Karine Pinto-Flomenboim, Chief Financial Officer, added, “We remain confident in the full range of our projections for growth, our financial performance, the expansion of our operational capabilities, the pace of progress in our research and development efforts, and the adoption of our technology and products by a range of important customers around the world.”

Commercial Traction

●	A top global OEM selected Arbe for an “Imaging Radar - based perception” project

●	Weifu announced it reached a road pilot phase of its Arbe-based Radar Systems and is scheduled to be in full production by the end of 2022

●	BAIC Group’s Deputy General Manager announced that Arbe’s technology will be installed on its mass-produced models

●	Hyundai holds a PoC of safety enhancements introduced by Arbe’s next generation radars

●	On schedule with a pre-production project with the Top 5 OEM, which is progressing towards selection in 2022

●	On track with the production plan for Auto-X

Technology Leadership

●	Arbe was presented with the 2021 Europe New Product Innovation Award by Frost & Sullivan

●	Arbe was named a CES 2022 Innovation Awards Honoree for its Phoenix Perception Radar

●	Arbe’s 4D Imaging Radar Technology won ADAS & Autonomous Product of the Year 2021 by Informa Tech Automotive

●	Arbe delivered radar samples based on our final production chipset with the highest physical resolution in the industry

●	Arbe’s AI layer is receiving strong feedback following pilot trials from leading automotive companies

Arbe’s Third Quarter 2021 Financial Highlights

●	Revenues for Q3 2021 were $0.6 million. The company continues to see strong interest for its products and expects this positive momentum to continue. Revenue for the first nine months of 2021, was $1.7 million

●	Backlog as of September 30, 2021 was $2.0 million, consistent with expectations of demand to support prototyping, pilot programs and engineering support, with additional new orders expected in the fourth quarter

●	Operating expenses for Q3 2021 were $8.5 million, an increase from $3.4 million in Q3 2020. The increase was primarily related to headcount growth and a return towards normal business conditions in 2021. The company continues strengthening its R&D investment, with R&D expenses totaling $7.4 million for Q3 2021, compared to $2.9 million of R&D expenses in Q3 2020

●	Q3 2021 Net loss of ($13.3) million, which included $5.0 million of financial expenses mostly related to the revaluations of convertible loan and warrants, compared with a net loss of ($3.3) million for Q3 of 2020

●	Adjusted EBITDA, a non-GAAP measurement which adds back depreciation and amortization, financial expenses and equity-based expenses, was ($8.0) million compared to ($3.3) million in the third quarter of 2020

●	As of September 30, 2021, before the Business Combination, Arbe had $4.0 million in cash and cash equivalents, compared to $2.9 million in cash and cash equivalents as of December 31, 2020

●	Total gross proceeds resulting from the Business Combination with ITAC, which was completed on October 7th, were approximately $118.3 million, out of which total transaction costs amounted to approximately $19.4 million

●	Arbe’s post balance sheet events include $9.2 million received from the exercise of warrants issued to the ITAC warrant holder as part of the business combination

Outlook

●	Arbe reaffirms its forward-looking guidance for 2025 of including revenue $312 million, representing identified projects with deep engagement

●	Based on year-to-date backlog and expected new orders, the Company reiterates its expectation for 2021 booking

Investor Event

Arbe will host an investor event (https://arberobotics.com/investorevent/) today at 10am Eastern Time, which will include commentary on its third quarter 2021 financial performance and Q&A. The presentation will be available on the Company's website following the event.

About Arbe

Arbe (Nasdaq: ARBE), a global leader in next-generation 4D Imaging Radar Chipset Solutions, is spearheading a radar revolution, enabling truly safe driver-assist systems today while paving the way to full autonomous-driving. Arbe’s imaging radar is 100 times more detailed than any other radar on the market and is a mandatory sensor for L2+ and higher autonomy. The company is empowering automakers, tier-1 suppliers, autonomous ground vehicles, commercial and industrial vehicles, and a wide array of safety applications with advanced sensing and paradigm-changing perception. Arbe is a leader in the fast-growing automotive radar market that has an estimated projected total addressable market of $11 billion in 2025. Arbe is based in Tel Aviv, Israel, and has an office in the United States.

Use of Non-GAAP Financial Measures

This press release contains financial information calculated other than in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). The non-GAAP measures presented by the Company are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. Arbe’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures and should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP measures used in this press release are Non-GAAP Net Loss and Adjusted EBITDA. The Company provides these non-GAAP financial measures because it believes that they present a measure of the Company’s core business that management uses internally to evaluate the Company’s ongoing performance. Reconciliations of these non-GAAP measures to the Company’s Net Loss can be found immediately following the Consolidated Statements of Cash Flows included in this press release. In evaluating Arbe, undue reliance should not be placed on the non-GAAP financial information.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include information regarding Arbe’s current beliefs, plans and expectations, including, without limitation, Arbe’s belief that it will continue to be able to execute strongly on its business plan. Words such as “believe,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “forecast,” “goal,” “could,” “would,” “should,” “if,” “may,” “might,” “future,” “target,” “trend,” “seek to,” “will continue,” “predict,” “likely,” “in the event,” “potential” and variations of any such words or similar expressions are indicate forward-looking statements.

Forward-looking statements are made on the basis of management’s current views and assumptions and are not guarantees of future performance. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results, and actual events that occur, to differ materially from results contemplated by the forward-looking statements. These risks and uncertainties include, but are not limited to: (i) unanticipated delays or difficulties in connection with the evaluation of Arbe’s products in evaluation and test programs; (ii) the success of road pilot programs for Arbe’s products, (iii) Arbe’s ability to develop significant revenue as a result of the test programs involving its radar system; (iv) Arbe’s ability to leverage its existing relationships and secure test programs and orders resulting from the test programs; (v) Arbe’s ability to meet its projected revenue level and its ability to operate profitably; (vi) Arbe’s expectation that it will be engaging with Tier 1 suppliers and OEMs which would be building the radars based on its Chipset solution, eliminating expenses associated with system completion, requirement for undertaking significant capital expenditures associated with developing mass production manufacturing and the expenses of operating any such manufacturing capability; (vii) Arbe’s expectation that radars are crucial to the automotive industry and will be deployed in nearly all new vehicles as a long range, cost-effective sensor with the fewest environmental limitations; (viii) Arbe’s belief that the Arbe Radar Chipset heralds a breakthrough in radar technology that will enable Tier 1 manufacturers and OEMs to replace the current radars with an advanced solution that meets the safety requirements of Euro-NCAP and NHTSA for autonomous vehicles at all levels of autonomous driving; (ix) Arbe’s ability to develop or have access to the latest developments relating to radar and autonomous driving vehicles; (x) Arbe’s ability to have products manufactured for it by third parties that meet Arbe’s and its customers quality standards and delivery requirements; (xi) Arbe’s ability to attract and retain highly skilled personnel and senior management, including research and development, sales and marketing personnel; (xii) Arbe’s ability to obtain funding when required through debt and equity financings; (xiii) the effect of inflation and supply chain problems on Arbe’s business, including Arbe’s ability to obtain semiconductor products when needed and at a reasonable price; (xiv) Arbe’s ability to develop and market products based on its radar technology for uses outside of the automotive industry; (xv) accidents or bad press resulting from accidents involving autonomous driving vehicles, even those using radar products from other companies or based on other technology;and the effect of any accidents with vehicles using Arbe’s radar system; (xvi) the failure of the markets for Arbe’s current or new technologies and products to materialize to the extent or at the rate that Arbe expects; (xvii) unexpected delays or difficulties related to the development of Arbe’s technologies and products; (xviii) the effect of laws and changes in laws that have an effect on the market for or the requirement for autonomous vehicles; (xix) the effect of COVID-19 and any new variants or any pandemics or multinational epidemics and actions taken by governments and industry to address the effects of the pandemic and the corresponding macroeconomic uncertainty; (xvii) risks related to the potential impact of new accounting standards on Arbe’s financial position, results of operations or cash flows; (xx) changes or inaccuracies in market projections; (xxi) changes in Arbe’s business strategy; and (xxii) the risk and uncertainties described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Cautionary Note Regarding Forward-Looking Statements’’ and the additional risks described in Arbe’s prospectus dated November 2, 2021 which which was filed filed by Arbe with the Securities and Exchange Commission on November 4, 2021, as well as the other documents filed by Arbe with the SEC. Arbe undertakes no duty to revise or update publicly any forward-looking statement for any reason, except as otherwise required by law.

Contact

DeeDee Rudenstein

Propel Strategic Communications

267-521-9654

drudenstein@propelsc.com

Nathan Elwell

Lincoln Churchill Advisors

847-530-0249

nelwell@lincolnchurchilladvisors.com

Shlomit Hacohen, CMO

Arbe Robotics Ltd.

+972-54-5422432

shlomit.h@arberobotics.com

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2021	December 31, 2020
Current Assets:	(Unaudited)	(Audited)
Cash and cash equivalents	3,929	2,857
Restricted cash	120	97
Short term bank deposits	-	100
Trade Receivable	365	137
Prepaid expenses and other receivables	904	830
Total current assets	5,318	4,021

Non-Current Asset
Deferred transaction costs *	1,685	-
Property and equipment, net	826	384
Total non-current assets	2,511	384

Total assets	7,829	4,405

Current liabilities:
Current maturities of long-term loan	-	1,879
Short term loan	4,780	-
Trade payables	2,854	1,209
Employees and payroll accruals	2,503	1,538
Deferred revenues	1,012	281
Accrued expenses and other payables	2,264	364
Total current liabilities	13,413	5,271

Long term liabilities
Long-term loan	-	676
Convertible loan	30,844	1,641
Warrants to purchase Series B-1 preferred shares	1,751	375
Warrants to purchase Series B-2 preferred shares	1,906	1,159
Total long-term liabilities	34,501	3,851

REDEEMABLE CONVERTIBLE PREFERRED SHARES	61,560	55,440

SHAREHOLDERS’ DEFICIENCY:
Ordinary Shares	*)	*)
Additional paid-in capital	2,154	1,397
Accumulated Deficit	(103,799)	(61,554)
Total shareholders’ deficiency	(101,645)	(60,157)

Total liabilities, redeemable convertible preferred shares and shareholders’ deficiency	7,829	4,405

*	Represents transaction costs incurred by Arbe in consummating the transaction. $1.7 million were recorded against accrued expenses.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	628	-	1,729	138
Cost of revenues	438	90	1,116	227
Gross Profit (Loss)	190	(90)	613	(89)

Operating Expenses:
Research and development, net	7,432	2,890	16,984	9,515
Sales and marketing	390	192	1,137	752
General and administrative	674	285	1,793	792
Total operating expenses	8,496	3,367	19,914	11,059

Operating loss	(8,306)	(3,457)	(19,301)	(11,148)

Financial expenses (income), net	4,980	(126)	22,944	(27)

Net loss	(13,286)	(3,331)	(42,245)	(11,121)

Basic and diluted net loss per share attributable to Ordinary Shareholders	(1.35)	(0.36)	(4.40)	(1.21)

Weighted-average number of shares used in computing basic and diluted net loss per share attributable to Ordinary Shareholders*	9,870,463	9,238,425	9,596,666	9,182,514

*	The number of ordinary shares retroactively reflects the 46.25783-for-one stock split of the ordinary shares which was effective on October 7, 2021.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	9 Months Ended	9 Months Ended
	September 30, 2021	September 30, 2020
Cash flows from operating activities:	(Unaudited)	(Unaudited)
Net Loss	(42,245)	(11,121)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	246	255
Stock-based compensation	488	290
Warrants to service providers	56	43
Revaluation of warrants and accretion	4,738	268
Revaluation of convertible loan	17,866	-

Change in operating assets and liabilities:
Decrease (increase) in trade receivable	(162)	28
Decrease (increase) in prepaid expenses and other receivables	(74)	(33)
Increase (decrease) in trade payables	1,645	(1,400)
Increase in employees and payroll accruals	965	(525)
Increase in deferred revenue	665	124
Increase in accrued expenses and other payables	331	200

Net cash used in operating activities	(15,481)	(11,871)

Cash flows from investing activities:
Change in bank deposits	100	7,860
Purchase of property and equipment	(687)	(156)

Net cash provided by (used in) investing activities	(587)	7,704

Cash flows from financing activities:
Repayment of long-term loan	(2,639)	(1,161)
Proceeds from short term loan	4,733
Payment of deferred transaction costs	(117)
Proceeds from issuance of redeemable convertible preferred shares and warrants for the purchase of Series B-2 redeemable convertible preferred shares, net	-	1,190
Proceeds from exercise of warrants	3,637
Proceeds from exercise of options	212	30
Proceeds from convertible loan	11,337

Net cash provided by financing activities	17,163	59

Increase (decrease) in cash, cash equivalents and restricted cash	1,095	(4,108)
Cash, cash equivalents and restricted cash at the beginning of the year	2,954	7,003

Cash, cash equivalents and restricted cash at the end of the period	4,049	2,895

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET LOSS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net loss attributable to ordinary shareholders	(13,286)	(3,331)	(42,245)	(11,121)

Add:
Stock-based compensation	176	83	488	290
Warrants to service providers	19	15	56	43
Revaluation of warrants and accretion	612	114	4,738	268
Revaluation of convertible loan	4,160	-	17,866	-

Non-GAAP net loss	(8,319)	(3,119)	(19,097)	(10,520)

Basic and diluted Non-GAAP net loss per share attributable to Ordinary Shareholders	(0.84)	(0.34)	(1.99)	(1.15)

Weighted-average number of shares used in computing basic and diluted Non-GAAP net loss per share attributable to Ordinary Shareholders*	9,870,463	9,238,425	9,596,666	9,182,514

*	The number of ordinary shares retroactively reflects the 46.25783-for-one stock split of the ordinary shares which was effective on October 7, 2021.

RECONCILIATION OF GAAP NET LOSS TO AJUSTED EBITDA

(U.S. dollars in thousands)

	3 Months Ended	3 Months Ended	9 Months Ended	9 Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net loss attributable to ordinary shareholders	(13,286)	(3,331)	(42,245)	(11,121)

Add:
Financial expenses (income), net	4,980	(126)	22,944	(27)
Depreciation & Amortization	97	41	246	255
Stock-based compensation	176	83	488	290
Warrants to service providers	19	15	56	43

Adjusted EBITDA	(8,014)	(3,318)	(18,511)	(10,560)